American Virtual Cloud Technologies, Inc.

1720 Peachtree Street, Suite 629

Atlanta, GA, 30309

May 27, 2022

Ms. Olivia Bobes

Law Clerk

Unites States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Virtual Cloud Technologies, Inc. (the “Company”)
Form S-3 (the “Registration Statement”)
File Number 333-265083

Dear Ms. Bobes:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement such that the Registration Statement will become effective as of 4:00 P.M. on Wednesday, June 1, 2022, or as soon thereafter as practicable.

Very truly yours, AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.

By:	/s/ Thomas H. King
Name: Thomas H. King Title: Chief Financial Officer